SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
-------------------------------------------------------------------------------

                                    FORM 11-K/A

                                AMENDMENT No. 1

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the
             fiscal year ended December 31, 2002

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
             GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
             REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                FIRSTENERGY CORP.
                              76 SOUTH MAIN STREET
                                 AKRON, OH 44308

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
                          FOR EMPLOYEES REPRESENTED BY
                        IBEW LOCAL 459 AND UWUA LOCAL 180

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                               for the years ended
                           December 31, 2002 and 2001

                          INDEPENDENT AUDITORS' REPORT



To the Savings Plan Committee of the
GPU Companies Employee Savings Plan
For Employees Represented by IBEW
Local 459 and UWUA Local 180:



We have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 459 and UWUA Local 180 (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                           /S/  Milligan & Company, LLC




April 25, 2003

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                                      INDEX
                                     -------


                                                                        Pages
                                                                        -----

Independent Auditors' Report                                               1


Financial Statements:
  Statements of Net Assets Available for Plan
    Benefits as of December 31, 2002 and 2001                              2

  Statements of Changes in Net Assets Available
    for Plan Benefits for the years ended
    December 31, 2002 and 2001                                             3

  Notes to Financial Statements                                         4-12

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 2002 and 2001
                                     -------



                                              2002               2001
                                              ----               ----

Investment in GPU Companies
        Master Savings Plan Trust
        at fair value                     $60,370,807        $67,149,211

Participant loans receivable                  885,708            893,237
                                          -----------        -----------

Net assets available for plan
        benefits                          $61,256,515        $68,042,448
                                          ===========        ===========













                     The accompanying notes are an integral
                        part of the financial statements.
                                        2

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 2002 and 2001
                                     -------


                                                     2002            2001
                                                     ----            ----


Net Asset Balances, beginning of year            $68,042,448      $80,407,558
                                                 -----------      -----------

Additions to net assets attributed to:
  Contributions:
    Participants'                                  3,155,536        3,165,809
    Employer's                                       816,567          792,458
    Rollovers                                         29,459            8,453

  Interest on loans                                   68,538           64,293

  Transfers from affiliated savings plans                 --          143,705

  Investment income                                  973,606        1,214,252
                                                 -----------      -----------

                      Total additions              5,043,706        5,388,970
                                                 -----------      -----------

Deductions from net assets attributed to:
  Transfers to affiliated savings plans              206,038               --
  Distributions and withdrawals                    4,293,425        9,703,643
  Net depreciation in fair
    value of investments                           7,330,176        8,050,437
                                                 -----------      -----------

                      Total deductions            11,829,639       17,754,080
                                                 -----------      -----------

    Net decrease                                  (6,785,933)     (12,365,110)
                                                 -----------      -----------

Net Asset Balances, end of year                  $61,256,515      $68,042,448
                                                 ===========      ===========





                     The accompanying notes are an integral
                        part of the financial statements.
                                        3

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.   General Description of the Plan:
     --------------------------------

     The following description of the GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 459 and UWUA Local 180 (Plan) provides only general information on the provisions of the Plan in effect as of December 31, 2002. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

              General:
              --------

     The Plan is a defined contribution plan. In general, all GPU employees represented by IBEW Local 459 and UWUA Local 180 (Company) are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve month period.

     The Plan is intended to qualify as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his/her account to an affiliated savings plan upon a change in employment status.

     The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Plan.

              Contributions:
              --------------

     The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect
     (1) to have his/her base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions), which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

              Matching Program:
              -----------------

     The Company provides a matching contribution to the Plan, on behalf of each participant, except certain temporary employees as defined in the Plan document. Effective on June 1, 2001 the Company matched 65%, up from 60% prior to June 1, 2001, of a participant's aggregate contributions up to 4% of the participant's base compensation. There was no change in company matching contributions during 2002.



                                    Continued
                                        4

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

1.   General Description of the Plan, continued:
     -------------------------------

              Administration of Plan Assets:
              -----------------------------

     The Plan's assets, which consist principally of stocks and bonds, are held by the Trustee of the Plan. Employer and participant contributions are held and managed by the Trustee, which invests cash received, reinvests interest and dividend income, and makes distributions to participants.

              Administrative Expenses:
              -----------------------

     The Company absorbs a small portion of administrative expenses. The majority of the administrative expenses, primarily Investment and Trustee Fees, are paid out of plan assets held in GPU Companies Master Trust ("Trust"). Investment gains in the Trust are shown net of these Investment and Trustee Fees.

              Investment Funds:
              ----------------

     The plan provides investment options that are participant-directed, which allows participants to choose among various investment alternatives. Participants may change their investment option at any time, subject to certain limitations. Participants may elect to have their Plan accounts invested in one or more of the following investment options:

     o  Fidelity  Puritan  Fund:  This fund seeks to obtain a balance  between
        -----------------------
        capital appreciation, preservation of capital, and generation of income.

     o  Fidelity Independence Fund*: This fund seeks to provide the opportunity
        ---------------------------
        for significant capital appreciation.

     o  Fidelity OTC Portfolio Fund: The fund seeks long-term capital
        ---------------------------
        appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

     o  Fidelity Overseas Fund: This fund seeks long-term capital appreciation,
        ----------------------
        primarily through investments in foreign securities.

     o  Interest Income Fund: The return objective of this fund is to
        --------------------
        provide a higher rate of return over time than the rate of return offered by money market funds. The Interest Income Fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security-backed investment contracts supported by high quality fixed income securities.

     * Name changed from Fidelity Retirement Growth Fund effective January 27, 2001.


                                    Continued
                                        5

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


1.   General Description of the Plan, continued:
     -------------------------------

              Investment Funds, continued:
              ----------------

     o  Diversified Bond Fund: This fund seeks to match or exceed the
        ---------------------
        returns of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds, that is, those rated at least BBB by Standard & Poor's or Baa3 by Moody's Investors Service.

     o  Conservative Growth Portfolio: The investment objective of this
        -----------------------------
        portfolio is to provide income from fixed income securities and growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.

     o  Moderate Growth Portfolio: The investment objective of this
        -------------------------
        portfolio is to provide growth from stock funds and income from fixed income securities. The Moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

     o  Aggressive Growth Portfolio: The investment objective of this
        ---------------------------
        portfolio is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

     o  S&P 500 Index Fund: This fund seeks to match the performance of
        ------------------
        the Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed-upon price).

     o  International Equity Fund: This is an actively managed fund that
        -------------------------
        seeks to exceed the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

     o  Small Cap Equity Fund: This is an actively managed fund that seeks
        ---------------------
        to consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small to medium-sized domestic companies.





                                    Continued
                                        6

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

1.   General Description of the Plan, continued:
     -------------------------------

              Investment Funds, continued:
              ----------------

     o  FirstEnergy Stock Fund**: This fund's goal is to provide long-term
        ------------------------
        growth through capital appreciation and dividend income. The FirstEnergy Stock Fund invests almost exclusively in FirstEnergy Corporation common stock. A small portion of assets is invested in money market securities to meet the fund's cash flow requirements. Dividends paid on the FirstEnergy stock held in this fund are used to purchase additional common shares.

     o  Mutual Fund Window: The Mutual Fund Window (MFW) offers
        ------------------
        approximately 3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.


              Employee Participation in the Plan:
              ----------------------------------

     The number of participating employees with account balances invested in each investment option at December 31, 2002 and 2001 was as follows:

                       FUND #/ FUND NAME               NUMBER OF PARTICIPANTS
                       -----------------               ----------------------

                                                      2002                2001
                                                      ----                ----
                10 Interest Income                    458                  449
                20 Diversified Bond                   164                  141
                30 Conservative Growth                 44                   29
                35 S&P 500 Index                      393                  437
                40 Moderate Growth                    315                  343
                45 Fidelity Puritan                   123                  125
                50 Aggressive Growth                   89                   90
                55 Fidelity Independence Fund *       208                  243
                60 Small Capital Equity               133                  139
                65 Fidelity OTC                       183                  216
                70 International Equity                64                   66
                75 Fidelity Overseas                   69                   80
                80 FirstEnergy Stock**                134                  131
                85 Mutual Fund Window                  32                   32

     The total number of participants in the Plan at December 31, 2002 and 2001 was 904 and 948, respectively. This is less than the sum of the number of participants shown in the schedule above because many participants are investing in more than one option.

     * Name changed from Fidelity Retirement Growth Fund effective January 27, 2001.
     ** GPU Stock Fund was converted to the FirstEnergy Stock Fund effective November 7, 2001.


                                    Continued
                                        7

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------


1.   General Description of the Plan, continued:
     -------------------------------

              Participant Accounts:
              --------------------

     Each participant's account is credited with the participant's own contributions and with the Company's matching contributions. Each account maintained for a participant reflects the number of unitized shares and their value for each mutual fund and for the FirstEnergy Stock Fund. Any portion of a participant's account balance invested in the Mutual Fund Window reflects the number of shares and their value for each mutual fund. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

              Vesting:
              -------

     Participants are 100% vested at all times in their Plan accounts.

              Distributions and Withdrawals:
              -----------------------------

     A participant's Plan account balances become distributable upon termination of the participant's employment. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election up to age 70 1/2. If distribution of a participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

              Loans to Participants:
              ---------------------

     The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through monthly payroll deductions. The rate is determined periodically by the Administrative Committee based on current commercial rates. The interest rates for loans in excess of four years and ten months were 6.85% for the period January 1 through June 30, 2002 and 5.79% for the period July 1 through December 31, 2002. The interest rates for loans four years and ten months or less were 5.75% for the period January 1 through June 30, 2002 and 5.75% for the period July 1 through December 31, 2002.



                                    Continued
                                        8

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

1.   General Description of the Plan, continued:
     -------------------------------

              Plan Termination:
              ----------------

     The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.   Summary of Significant Accounting Policies:
     ------------------------------------------

              Basis of Accounting:
              -------------------

     The financial statements of the plan are prepared under the accrual method of accounting.

              Valuation of Investments:
              ------------------------

     The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trust and the Plan's relative interest in the Trust. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

     Investment income from the GPU Companies Master Savings Plan Trust for the years ended December 31, 2002 and 2001, consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

     The fair market value of assets held by the Trust are determined as follows: Stocks, mutual funds and bonds are valued at their closing quoted market prices on the last business day of the year. Short-term group trust funds (investment custodian bank) and insurance contracts are valued at cost plus accrued interest, which approximates market.

              Use of Estimates:
              -----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                    Continued
                                        9

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

3.   Investments:
     -----------

     The investments reflected in the December 31, 2002 and 2001 Statement of Net Assets Available for Plan Benefits represent the Plan's 9.46% and 9.06% share of total investments held in the GPU Companies Master Savings Plan Trust, respectively, at December 31, 2002 and 2001.

     At December 31, 2002 and 2001, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:
                                                      2002             2001
                                                      ----             ----
             Aggressive Growth Portfolio          $ 15,075,559     $ 19,770,358
             Fidelity Independence Fund **          54,529,824*      75,069,658*
             Small Cap. Equity Fund                 18,868,634       24,511,906
             Fidelity OTC Portfolio Fund            22,411,142       34,321,061
             International Equity Fund               5,502,632        7,003,697
             Fidelity Overseas Fund                  5,041,915        6,803,090
             FirstEnergy Stock Fund***              15,930,595       17,901,466
             Mutual Fund Window                     13,681,051       17,897,551
             Interest Income Fund                  197,678,658*     181,148,895*
             Diversified Bond Fund                  45,932,468       32,978,648
             Conservative Growth Portfolio           9,891,068        8,487,277
             S&P 500 Index Fund                    110,297,502*     160,161,418*
             Moderate Growth Portfolio              91,323,742*     117,554,205*
             Fidelity Puritan Fund                  31,773,503       37,555,463*
                                                  ------------     ------------

             Total investments at fair value      $637,938,293     $741,164,693
                                                  ============     ============

             Total investments at cost            $696,561,399     $749,027,738
                                                  ============     ============


        * These investments represent 5% or more of the net assets available for benefits.
        ** Name changed from Fidelity Retirement Growth Fund effective
           January 27, 2001.
        ***GPU Stock Fund was converted to the FirstEnergy Stock Fund effective
           November 7, 2001.







                                    Continued
                                       10

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                    ---------

3.   Investments, continued:
     ------------

     Based on participant investment options at December 31, 2002 and 2001 the Plan's investments were allocated as follows:

                                                    2002           2001
                                                 % BY FUND      % BY FUND
                                                 ---------      ---------

             Interest Income                        33.99%         27.24%
             Diversified Bond                        5.11%          3.12%
             Conservative Growth                     1.53%          1.00%
             S&P 500 Index                          15.15%         19.18%
             Moderate Growth                        13.01%         15.00%
             Fidelity Puritan                        5.21%          5.39%
             Aggressive Growth                       1.93%          1.88%
             Fidelity Independence*                  9.47%         10.91%
             Small Capital Equity                    2.86%          2.98%
             Fidelity OTC                            5.43%          6.71%
             International Equity                    0.72%          0.70%
             Fidelity Overseas                       0.99%          1.25%
             FirstEnergy Stock**                     3.01%          2.79%
             Mutual Fund Window                      1.56%          1.85%



     The net investment losses in the GPU Master Savings Plan Trust for the years ended December 31, 2002 and 2001 were as follows:


                                                      2002            2001
                                                      ----            ----

             Dividends                            $  1,318,162    $  3,031,891
             Interest income                        10,719,496      11,395,260
             Net depreciation in fair
               value of investments                (78,302,402)    (86,727,994)
                                                  ------------    ------------

             Net investment losses                $(66,264,744)   $(72,300,843)
                                                  ============    ============


        * Name changed from Fidelity Retirement Growth Fund effective January 27, 2001.

        ** GPU Stock Fund was converted to the FirstEnergy Stock Fund effective November 7, 2001.


                                    Continued
                                       11

                       GPU COMPANIES EMPLOYEE SAVINGS PLAN
         FOR EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                    NOTES TO FINANCIAL STATEMENTS, Concluded
                                     -------


4.   Party-In-Interest Transactions:
     ------------------------------

     Certain Plan investments are shares of mutual funds managed by State Street Bank. State Street Bank is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

5.   Tax Status:
     ----------

     The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the Plan's financial statements.

6.   Plan Amendments:
     ---------------

     Effective June 1, 2001, the Plan was amended and restated in order to incorporate an increased matching contribution. The Company agreed to increase the match from 60% to 65% of an employee's contributions up to 4% of base compensation.

     The Plan was further amended, effective October 1, 2001 to incorporate FirstEnergy Merger Provisions. At the effective date of the merger between GPU Company and FirstEnergy Corporation, all shares of GPU Stock held in the GPU Stock Fund were automatically converted into the right to receive the merger consideration with respect to such shares. The merger consideration, which included both stock and cash with respect to the GPU Stock held in the GPU Stock Fund was reinvested in shares of FirstEnergy Corporation Stock. The effective date of the merger was November 7, 2001.

                                EXHIBIT INDEX


                                FirstEnergy Corp.

                                  GPU COMPANIES
               EMPLOYEE SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY
                       IBEW LOCAL 459 AND UWUA LOCAL 180



Exhibit
Number
------

  23    Consent of Independent Accountants
  99    Certification letter from Chairman of the Savings Plan Committee

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 459 and UWUA Local 180, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                 FirstEnergy Corp.

                                 GPU Companies Employee Savings Plan
                                 for Employees Represented by
                                 IBEW LOCAL 459 AND UWUA LOCAL 180





Date:  June 20, 2003              By:  /s/ Stephen J. Mileski
                                       -----------------------------------
                                       Stephen J. Mileski
                                       Chairman, Savings Plan Committee